NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

     If you previously elected to accept Siebel Systems, Inc.’s (“Siebel Systems”) offer to exchange certain options held by its employees, and you would like to change your election and reject the offer, you must sign this Notice and send it to Siebel Systems via facsimile at (650) 477-4020 before midnight, Pacific Time, on September 30, 2002, unless the offer is extended. If you have questions regarding the process for returning this Notice, please send an email to exchangeoffer@siebel.com.

To Siebel Systems:

     I previously received a copy of the Information Statement (dated August 29, 2002), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form(s), in which I elected to accept Siebel Systems’ offer to exchange one or more of my Eligible Options. I now wish to change that election and reject Siebel Systems’ offer to exchange one or more of my Eligible Options, which are indicated below. I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my election to participate in the offer, and reject the offer instead.

     I understand that in order to reject the offer, I must sign and deliver this Notice to Siebel Systems via facsimile at (650) 477-4020 before midnight, Pacific Time, on September 30, 2002, or if Siebel Systems extends the deadline to exchange Eligible Options, before the extended expiration of the offer.

     By rejecting the offer, I understand that I will not receive any Issued Common Stock, and I will keep my Eligible Options. These options will continue to be governed by the stock option plan under which they were granted and the existing option agreements between Siebel Systems and me.

     I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

     I do not accept the offer to exchange the following Eligible Options.

Grant ID	Grant Date	Exercise Price	Shares Outstanding

Optionee Signature	Date

Name (Please print)	Employee ID

Email Address